April 7, 2010

Larry Spirgel, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

National Intelligence Association, Inc.

File No. 333-163628

SEC Comment letter dated April 6, 2010

Dear Mr. Spirgel:

National Intelligence Association, Inc. (the “Company”), a Nevada corporation, is pleased advise you that we have received and reviewed your letter of April 6, 2010, pertaining to the Company’s Registration Statement on Form S-1 (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on December 10, 2009.

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

FORM S-1

The Following numbered responses correspond to those numbered comments as set forth in the comment letter dated April 6, 2010. We believe that the responses included hereinafter are complete and where disclosure has changes we have endeavoured to indicated, precisely, where any such changes have occurred. Further, we have endeavoured to revise all necessary section of the Filing where the applicable comment(s) may have affected any part thereof.

1.

The Filing has been amended as follows: (i) we have added  a Risk Factor relating to the potential conflict of interest between Mr. Miller's involvement with the Company and Investigative Services Agency, and setting forth that Mr. Miller is currently not devoting his time fully to the Company; (ii) we have added a Risk Factor outlining that the Company is heavily relying on the skills of Mr. Miller and that should he leave the development and success of the Company would be significantly impacted; (iii) under the section captioned "Current Detective/Employees" we have added disclosure regarding Mr. Miller's current involvement with Investigative Services Agency and have outlined that that Mr. Miller is in the process of transitioning away from Investigative Services Agency to a full-time role with NIA; and, (iv) under Mr. Millers biography we have added disclosures relating to the forgoing. We believe that the foregoing disclosures will serve to illuminate the potential conflict of interest and to address when Mr. Miller is anticipating devoting his full efforts to the success of the Company.

In connection with the Company’s responding to the comments set forth in the April 6, 2010 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•

The Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

/s/ James Miller

James Miller, Chief Executive Officer & President